Exhibit 99.1

To:                             The Royal Bank of Scotland plc, as Agent under the Senior Facilities Agreement (as defined below)

From:               International Game Technology PLC, as Obligors’ Agent under the Senior Facilities Agreement

19 November 2018

CONFIDENTIAL

Ladies and Gentlemen:

Fifth Amendment Request - Senior Facilities Agreement dated 4 November 2014, as amended 2 April 2015, 28 October 2015, 26 July 2016 and  31 July 2017, for the US$1,200,000,000 and €725,000,000 multicurrency revolving credit facilities among International Game Technology PLC (as successor-by-merger with GTECH S.p.A.), as the Parent and a Borrower; IGT Global Solutions Corporation (formerly known as GTECH Corporation), as a Borrower; J.P. Morgan Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule 1 thereto, as the Arrangers; the financial institutions listed in Part IIA of Schedule 1 thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule 1 thereto, as the Original US Dollar Swingline Lenders (the “Senior Facilities Agreement”)

1.                                      Introduction

We refer to the Senior Facilities Agreement. Unless a contrary indication appears, a term defined in the Senior Facilities Agreement has the same meaning when used in this letter.

2.                                      Proposed Amendments Requiring Consent of the Majority Lenders

Pursuant to Clause 42.1 (Required consents) of the Senior Facilities Agreement, the Parent hereby requests the consent of the Majority Lenders to the following proposed amendments:

2.1.                            Paragraph (c) of the definition of Permitted Disposal in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<(c)                    of any asset by a member of the Group (the “Disposing Company”) to another member of the Group (the “Acquiring Company”), but if:

(i)                                     the Disposing Company is an Obligor, the Acquiring Company must also be an Obligor; and

(ii)                                  the Disposing Company is a Guarantor, the Acquiring Company must be (A) a Borrower, (B) a Guarantor guaranteeing at all times an amount no less than the amount guaranteed by the Disposing Company or (C) a Guarantor guaranteeing an amount less than the amount guaranteed by the Disposing Company provided that the guarantee of such Guarantor (including the Italian Holdco) is limited solely to the extent required to comply with the Agreed Security Principles, it being understood that (x) if any of the assets being sold, leased, licensed, transferred or otherwise disposed of are at such time subject to Security in favour of the Lenders, then the Agent is reasonably satisfied that the Lenders will continue to benefit from the same or equivalent Security; and (y) an initial disposal of assets by a member of the Group to another member of the Group which initial disposal is made to effect a subsequent disposal to a member of the Group or to a third party that is not a member of the Group and that is otherwise permitted under the definition of “Permitted Disposal” shall not be considered for the purposes of this paragraph (c) or paragraph (i) below as long as such subsequent disposal is completed within two (2) months following the date of such initial disposal. For the avoidance of doubt, any subsequent disposal to a third party that is not a member of the Group shall be considered for the purposes of paragraph (i) below;>>

2.2.                            The proviso following paragraph (i) of the definition of Permitted Disposal in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<provided that nothing in this Agreement will be taken to permit the disposal of a Borrower or a Guarantor (whether by Third Party Disposal or otherwise) save in circumstances where (x) prior to the disposal, the relevant Borrower or Guarantor resigns as a Borrower or a Guarantor (or both, as they case may be) in accordance with paragraph (a) of Clause 31.3 (Resignation of an Obligor) and satisfies the conditions set out in, and its resignation is accepted pursuant to, paragraph (b) of Clause 31.3 (Resignation of an Obligor) or (y) the disposal of the relevant Borrower or Guarantor is permitted pursuant to paragraph (c) above.>>

2.3.                            The definition of Permitted Restricted Payment in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<“Permitted Restricted Payment” means any of the following:

(a)                                 a Permitted Transaction;

(b)                                 [Intentionally omitted];

(c)                                  subject to the proviso below, for the Financial Year ending on 31 December 2015 and each Financial Year thereafter, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable, subject in each case to the Parent certifying that the ratio of (x) the sum of Total Net Debt at the last day of most recent Relevant Period for which a Compliance Certificate was due pursuant to Clause 26.2 (Provision and contents of Compliance Certificate) and the amount of the Restricted Payment to (y) EBITDA for such Relevant Period does not exceed (1)  ninety per cent (90%) (for all Relevant Periods other than the Relevant Periods set forth in clause (2)) or (2) ninety-five per cent (95%) (for the Relevant Periods ending 31 December 2018, 31 March 2019, 30 June 2019, 30 September 2019 and 31 December 2019) of the ratio of Total Net Debt to EBITDA applicable for such Relevant Period pursuant to Clause 27.2(b) (Financial condition);

(d)                                 [Intentionally omitted];

(e)                                  for the period starting on 1 January 2016 and ending on the Final Maturity Date and for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a), (b) and (c) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (e) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(f)                                   any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(g)                                  any Restricted Payments made in connection with share capital of the Parent owned by management of the Group as part of an employee compensation plan, including stock based compensation and management incentive plans.>>

2.4.                            The following paragraph (d) is hereby inserted following paragraph (c) of Clause 28.25 (MFN to Financial Covenants and Mandatory Prepayments):

<<(d)                   For purposes of this Clause 28.25, the Agent may (without receiving any instructions from the Majority Lenders) agree with the Parent any documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same (i) financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) or (ii) mandatory prepayment provisions (on the same or substantially the same terms and conditions subject to paragraph (c) above) (as the case may be).>>

2.5.                            Paragraph (c) of Clause 31.2 (Additional Obligors) is amended in its entirety to read as follows:

<<(c)                    A member of the Group which is a wholly owned Subsidiary of the Parent shall become an Additional Obligor if:

(i)                                     other than with respect to those Additional Obligors set out in subparagraphs (i), (ii) and (iii) of paragraph (b) above, (A) all Lenders (in the case of a proposed Additional Borrower) have approved that member of the Group becoming an Additional Borrower or (B) the Majority Lenders (in the case of a proposed Additional Guarantor) have approved that member of the Group becoming an Additional Guarantor; provided that the approval of the Majority Lenders shall not be required, and the Agent may approve such member of the Group becoming an Additional Guarantor without receiving any instructions from the Majority Lenders, if any proposed Additional Guarantor (1) is incorporated, organised or formed under the laws of the United States or any state thereof (including the District of Columbia), England and Wales, a member state of the European Union or the European Economic Area or Canada or any province or territory thereof or (2) is becoming an Additional Guarantor in connection with the Parent’s compliance with Clause 28.24 (Guarantor Threshold Test and Additional Guarantors);

(ii)                                  the Parent and the proposed Additional Obligor deliver to the Agent a duly completed and executed Accession Letter; and

(iii)                               the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to the proposed Additional Obligor, each in form and substance satisfactory to the Agent.>>

3.                                      Proposed Amendment to Correct Manifest Error

Pursuant to Clause 42.6 (Amendment to correct manifest error) of the Senior Facilities Agreement, the Parent hereby requests that the Agent agree to the following proposed amendment:

3.1.                            Paragraph (c) of Clause 28.25 (MFN to Financial Covenants and Mandatory Prepayments) be amended in its entirety to read as follows:

(c)                                  For the purposes of paragraph (b) above, it is acknowledged and agreed that any such mandatory prepayment provision introduced into this Agreement as a result shall provide for prepayment of the Facilities without cancellation such that the amount prepaid may subsequently be re-drawn (though it is understood that the amount redrawn may not be used to finance, directly or indirectly, the equivalent mandatory prepayment of Pari Passu Indebtedness).

4.                                      Amendment Fee and Consent Deadline

4.1.                            We hereby request that you seek and obtain the consent of the Majority Lenders to the amendments proposed in Section 2 and if you obtain the consent of the Majority Lenders to the amendments proposed in Section 2, that you sign a copy of this letter and return it to us as soon as practicable after the Consent Deadline (as defined in Section 4.2). We will then instruct Clifford Chance to reflect the amendments proposed in Section 2 in a revised conformed copy of the Senior Facilities Agreement and arrange for it to be delivered to you for circulation to the Lenders.

4.2.                            In consideration of the Majority Lenders consenting to the amendments proposed in Section 2 on or before the Consent Deadline, we will pay an amendment fee to each consenting Lender (the “Amendment Fee”) equal to the product of ten one-hundredths of one per cent. (0.10%) and each consenting Lender’s aggregate Revolving Facility Commitments to the extent that the Majority Lenders consent to such amendments on or before the Consent Deadline. For the purposes of this letter, the “Consent Deadline” shall be 17 December 2018, unless extended in accordance with Section 4.4 and the “Amendment Effective Date” is the date on which the amendments proposed in Section 2 take effect, being the date specified in the copy of this letter which has been countersigned by you in accordance with Section 3.1.

4.3.                            The Amendment Fee for each consenting Lender will be paid through the Agent (in accordance with Clause 35.1 (Payments to the Agent) of the Senior Facilities Agreement) on or before the date which is five (5) Business Days following the Amendment Effective Date. For avoidance of any doubt, the amendments proposed in Section 2 shall not become effective and no Amendment Fee will be paid unless the Majority Lenders consent to the amendments proposed in Section 2 on or before the Consent Deadline.

4.4.                            The Parent reserves the right (a) to withdraw the request that you seek and obtain the consent of the Majority Lenders to the amendments proposed in Section 2 and (b) to extend the Consent Deadline at any time prior to the then current Consent Deadline.

5.                                      Miscellaneous

5.1.                            The Repeating Representations are true on the date of this letter and will be deemed to be made on the Amendment Effective Date.

5.2.                            The provisions of the Finance Documents shall, save as amended in this letter, continue in full force and effect and shall incorporate the amendments proposed in Section 2 and Section 3 (the “Proposed Amendments”). The Parent confirms for the benefit of the Finance Parties that, after giving effect to the Proposed Amendments, the guarantees of the Guarantors and the Security created pursuant to the Security Documents will remain in full force and effect.

5.3.                            This letter is a Finance Document for the purposes of the Senior Facilities Agreement.

5.4.                            The provisions of Clause 41 (Remedies and Waivers), Clause 46 (Governing Law) and Clause 47 (Enforcement) of the Senior Facilities Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those provisions to “this Agreement” are or include references to this letter.

5.5.                            This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of copy of this letter.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

Yours faithfully

International Game Technology PLC

as Obligors’ Agent

By	/s/ Claudio Demolli
Claudio Demolli,
Treasurer

The Agent confirms on behalf of the Finance Parties that the Majority Lenders consent to the amendments proposed in Section 2 above and that the Amendment Effective Date will be 17 December 2018. The Agent hereby agrees to the amendment proposed in Section 3 above.

The Royal Bank of Scotland plc

as Agent on its own behalf and on behalf of each Finance Party

By	/s/ Manuel Caseiro
Print Name	Manuel Caseiro
Title	Director

Date:  17 December 2018